

January 10, 2018

Michael Weiner
Chief Financial Officer
National General Holdings Corp.
59 Maiden Lane
38th Floor
New York, New York 10038

> Re: **National General Holdings Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 23, 2017**
> **Form 10-Q for the Quarterly Period Ended September 30, 2017**
> **Filed November 8, 2017**
> **File No. 001-36311**

Dear Mr. Weiner:

We have reviewed your December 14, 2017 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 16, 2017 letter.

Form 10-Q for the Quarterly Period Ended September 30, 2017

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Consolidated Results of Operations for the Three Months Ended September 30, 2017 Compared to the Three Months Ended September 30, 2016, page 53

1. We acknowledge your response to prior comment 7. It appears that your prospective reclassification of certain claims handling costs from general and administrative expenses

to loss and loss adjustment expense (LAE) is the correction of an error from a classification that does not comply with GAAP to one that does. Although your error correction does not impact net income or your combined ratio, it impacts two line items on your consolidated statements of income, your loss ratios and your expense ratios and is a likely contributor to the apparent understatement of incurred losses and LAE and paid losses and LAE in your ASC 944-40-50-3 rollforward on page F-57. In Note 1 to your financial statements, you assert that "certain reclassifications have been made to amounts in prior period condensed consolidated financial statements to conform to current period presentation."   Please tell us why you have not retrospectively presented this error correction consistent with that assertion and whether you intend to do so for all periods presented in your upcoming Form 10-K, including all years presented in Selected Financial Data consistent with the guidance in ASC 250-10-45-23. Also, provide us the amounts to be reclassified from general and administrative expenses to LAE for the years ended December 31, 2016, 2015, 2014 and 2013.

Consolidated Results of Operations for the Nine Months Ended September 30, 2017 Compared to the Nine Months Ended September 30, 2016

Earnings (losses) of equity method investments, page 57

2.   We acknowledge your response to prior comment 8. We disagree with your assertion that your disclosure of the losses in the real estate limited partnerships was adequately disclosed in your filings because you view your equity method investments as "non-core." In this regard, the guidance in Item 303(b)(2) of Regulation S-K applies to all material components of operating results. As a result and in light of your intended "little r" restatement, please provide us the following:

- Proposed draft disclosure to be included in your upcoming 2017 Form 10-K related to this restatement;
- An analysis supporting why restatement of your financial statements as of and for the quarter and six months ended June 30, 2017 and as of and for the nine months ended September 30, 2017 as well as amendments to the related Forms 10-Q are not necessary in light of recording these out of period adjustments that appear to have materially impacted your 2017 results of operations;
- A discussion of your procedures applied in 2015 and 2016 to assess the operating results of these real estate limited partnerships in recording your share of their operating results under the equity method;
- An explanation as to why it was not evident to you in 2015 and 2016 that the limited partnerships did not amortize acquisition accounting related intangible assets; and
- An assessment of the impact of your restatement on your evaluations of internal control over financial reporting at December 31, 2016 and disclosure controls and procedures at December 31, 2016, June 30, 2017 and September 30, 2017.

Form 10-K for the Fiscal Year Ended December 31, 2016
Notes to the Consolidated Financial Statements
Note 12: Unpaid Losses and Loss Adjustment Expense Reserves, page F-57

3.   We note from the tables you provided in response to prior comment 2 that:

   • Duration for physical damage in your auto (including recreation vehicle and motorcycle) coverage and your homeowners and other (including lender-placed homeowners) coverage is substantially shorter than for auto liability coverage.

   • Claim severity for homeowners and other coverage and auto liability coverage is substantially higher than for auto physical damage coverage. In addition, the percentage change in claim severity for an accident year as compared to a prior accident year for auto liability coverage can differ significantly from that for auto physical damage and homeowners and other coverages. For example, there was a significant drop in severity compared to the preceding year for auto liability coverage in accident year 2016 while auto physical damage coverage experienced a modest increase in severity for that year and the significant increase in severity for homeowners and other coverage in accident year 2015 was not matched by the other two coverages.

   • Prior year development for auto liability coverage can differ significantly from development for auto physical damage coverage and homeowners and other coverage. For example, substantially all the development in 2016 appears to be related to auto liability coverage, and unfavorable development in 2015 for auto liability coverage is more than offset by favorable development in auto physical damage coverage and homeowners and other coverage.

   • The percentage change in the amount of initial loss estimate for an accident year as compared to a prior accident year for auto liability coverage can differ significantly from that for auto physical damage coverage or homeowners and other coverage. For example, the initial loss estimate for accident year 2016 increased as compared to the initial loss estimate for accident year 2015 at similar rates for auto liability coverage and for auto physical damage coverage while there was a negligible decrease for homeowners and other coverage.

   Accordingly, it appears that aggregation of auto liability, auto physical damage and homeowners and other coverages obscures meaningful trending information for investors and that differing settlement patterns and claims frequency and severity result in significantly different characteristics of the liability for unpaid losses and LAE. As a result, we believe that these three lines of business should be disaggregated in the tables presenting incurred claims and cumulative paid claims under ASC 944-40-50-4H. Please confirm that you will present separate tables for auto liability, auto physical damage and homeowners and other coverages in future Forms 10-K.

4.   We acknowledge your response to prior comment 3. As the objective of the short-duration disclosures as outlined in paragraph BC2 of ASU 2015-09 is to provide financial

statement users with information to facilitate an analysis of the amount, timing, and uncertainty of cash flows arising from insurance contracts and the development of related loss reserve estimates, we believe it should be clear how the claims development tables provided under ASC 944-40-50-4B relate to the loss reserve rollforward provided under ASC 944-40-50-3 and related discussion of development and trends in Management's Discussion and Analysis (MD&A). As a result, please provide us proposed disclosure to be included in future Forms 10-K for this footnote or for MD&A using the December 31, 2016 information provided in your response that bridges the gap between the information provided in the claims development tables on pages F-59 through F-61 and that recorded in your financial statements as depicted in the loss reserve rollforward on page F-57. In this light, in your response also explain why the claims development tables you provide appear to provide more losses incurred and payments made than depicted in your loss reserve rollforward. In this regard, for example, it appears that the total 2016 losses and 2016 payments for the 2016 accident year depicted in your claims development tables were $2.228 billion and $1.359 billion, respectively, when the current year losses incurred and current year loss payments from the loss reserve rollforward were only $1.945 billion and $1.192 billion, respectively.

5. We acknowledge your response to prior comment 4. We believe that the commingling in the claims development tables of historical loss estimates of acquired businesses in periods prior to acquisition at static amounts with those of legacy business distorts development information of the legacy business in the tables and is inconsistent with the principle in paragraph BC18 of ASU 2015-09 to provide meaningful trending information and the general principle in paragraph BC2 of that ASU to provide meaningful claims development information. Also, providing historical loss estimates of acquired businesses in periods prior to acquisition at static amounts deprives financial statement users information to understand potential development on that book of business. Please tell us whether you intend to present material acquisitions in your claims development tables in the notes to your financial statements of your December 31, 2017 and future Forms 10-K on a full retrospective basis (either in tables combined with your legacy business or separately) or on a prospective basis in separate tables.

You may contact Mark Brunhofer at (202) 551-3638 or Jim Rosenberg at (202) 551-3679 if you have questions.

Division of Corporation Finance
Office of Healthcare & Insurance